

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2013

Via E-mail
Mr. David E. Trine
Chief Financial Officer
Premiere Global Services, Inc.
3280 Peachtree Road, NE
The Terminus Building, Suite 1000
Atlanta, GA 30305

  Re: **Premiere Global Services, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2012
    Filed March 18, 2013
    File No. 001-13577

Dear Mr. Trine:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Patrick Gilmore

        Patrick Gilmore
        Accounting Branch Chief